UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RoomLinX, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

776382 20 2
(CUSIP Number)

Matthew Hulsizer 141 W. Jackson, #500 Chicago, IL (312) 362-2401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	SCHEDULE 13D	Page 2 of 9
CUSIP NO. 776382 20 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Matthew Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,581*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,581*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON IN
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 3 of 9
CUSIP NO. 776382 20 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,317,081*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,317,081*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON IN
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 4 of 9
CUSIP NO. 776382 20 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hulsizer Descendant Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,441*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 5 of 9
CUSIP NO. 776382 20 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Just Descendant Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,441*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,441*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON OO
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

	SCHEDULE 13D	Page 6 of 9
CUSIP NO. 776382 20 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cenfin LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,294,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,294,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%*
14	TYPE OF REPORTING PERSON 00
*Includes shares of common stock issuable upon exercise of warrants as detailed in Item 5 of this Schedule 13D/A.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Schedule”) is being filed jointly by (collectively, the “Filing Parties”) Matthew Hulsizer, Jennifer Just, Hulsizer Descendant Trust, Just Descendant Trust and Cenfin LLC, a Delaware limited liability company (“Cenfin”).

Except as amended hereby, the original Schedule 13D filed by the Filing Parties on August 12, 2008, as amended by Amendment No. 1 to Schedule 13D, filed by the Filing Parties on May 6, 2010 (as amended, the “Original 13D”), remains in full force and effect and shall be read together with this Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item No. 5 is amended by replacing it in its entirety with the following:

(a) Matthew Hulsizer beneficially owns 2,315,581 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 976,140 shares are jointly owned with Jennifer Just; (ii) 42,441 shares are owned by the Hulsizer Descendant Trust of which Matthew Hulsizer is Trustee; (iii) 424,000 shares are owned by Cenfin, an affiliate of Jennifer Just, (iv) 870,000 shares which may be issued upon the exercise of warrants are owned by Cenfin and (v) 3,000 shares are held as Custodian for the benefit of Matthew Hulsizer’s child.  The shares of Common Stock of the Issuer beneficially owned by Matthew Hulsizer represent approximately 32.2% of the Issuer’s Common Stock.

Jennifer Just beneficially owns 2,317,081 shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of warrants, as follows: (i) 976,140 shares  are jointly owned with Matthew Hulsizer; (ii) 42,441 shares are owned by the Just Descendant Trust of which Jennifer Just is Trustee; (iii) 424,000 shares are owned by Cenfin, (iv) 870,000 shares which may be issued upon the exercise of warrants are owned by Cenfin and (v) 4,500 shares are held as Custodian for the benefit of Jennifer Just’s children.  The shares of Common Stock of the Issuer beneficially owned by Jennifer Just represent approximately 32.2% of the Issuer’s Common Stock.

The Hulsizer Descendant Trust beneficially owns 42,441 shares of Common Stock of the Issuer.  The shares of Common Stock of the Issuer beneficially owned by the Hulsizer Descendant Trust represents approximately 0.6% of the Issuer’s Common Stock.

The Just Descendant Trust beneficially owns 42,441 shares of Common Stock of the Issuer.  The shares of Common Stock of the Issuer beneficially owned by the Just Descendant Trust represents approximately 0.6% of the Issuer’s Common Stock.

Cenfin beneficially owns 1,294,000 shares of Common Stock of the Issuer, including 870,000 shares which may be issued upon the exercise of warrants owned by Cenfin.  The shares of Common Stock of the Issuer beneficially owned by Cenfin represents approximately 18% of the Issuer’s Common Stock.

As a group, the Reporting Persons beneficially own 2,362,522 shares of Common Stock of the Issuer.  The shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a group represent approximately 32.9% of the Issuer’s Common Stock.

(b)  Matthew Hulsizer and Jennifer Just have shared voting power and shared dispositive power with respect to 976,140 shares of Common Stock of the Issuer.  The Hulsizer Descendant Trust has shared voting power and shared dispositive power with respect to 42,441 shares of Common Stock, such powers being shared with Matthew Hulsizer as Trustee of the Hulsizer Descendant Trust.   The Just Descendant Trust has shared voting power and shared dispositive power with respect to 42,441 shares of Common Stock, such powers being shared with Jennifer Just as Trustee of the Just Descendant Trust.  Cenfin has sole voting and sole dispositive power with respect to 1,294,000 shares of Common Stock including shares of Common Stock issuable upon the exercise of warrants owned by it.

(c)  As a result of the Issuer drawing on that certain Revolving Credit, Security and Warrant Purchase Agreement, dated June 5, 2009, by and between the Issuer and Cenfin, (i) the following warrants were issued to Cenfin, each with an exercise price of $2.00 per share and a 3 year term, and (ii) certain of the following warrants were exercised by Cenfin, each as follows:

Issue Date	Number of Warrants	Exercise Date
8/2/2010	170,500	8/31/2010
9/30/2010	75,000	10/1/2010
12/20/2010	62,500	3/2/2011
3/2/2011	65,000
4/22/2011	50,000
6/13/2011	62,500
7/28/2011	30,000
8/9/2011	150,000
9/13/2011	112,500
10/31/2011	150,000
1/18/2012	125,000
3/16/2012	125,000

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 14, 2012

/s/ Matthew Hulsizer
Matthew Hulsizer

/s/ Jennifer Just
Jennifer Just

HULSIZER DESCENDANT TRUST

By:	/s/ Matthew Hulsizer
Matthew Hulsizer, Trustee

JUST DESCENDANT TRUST

By:	/s/ Jennifer Just
Jennifer Just, Trustee

CENFIN LLC

By:	/s/ Matthew Hulsizer
Matthew Hulsizer, Manager